SECOND QUARTER 2007 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2007 RESULTS
The financial information in this press release is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q2 2007 Report to Shareholders and Supplementary financial information are available on our website at rbc.com/investorrelations.
Second quarter 2007 highlights compared with the second quarter of 2006:
•	Net income of $1,279 million, up 14%.
•	Diluted earnings per share (EPS) of $.98, up 15%.
•	Return on common equity (ROE) of 23.5%, up 50 basis points.
•	Revenue[1] of $5,669 million, up $547 million, or 11%.
•	Non-interest expense[1] of $3,148 million, up $220 million, or 8%.
First six months of 2007 compared to the first six months of 2006:
•	Net income of $2,773 million, up 21%.
•	Diluted EPS of $2.12, up 22%.
•	ROE of 25.5%, up 200 basis points.
TORONTO, May 25, 2007 – Royal Bank of Canada (RY on TSX and NYSE) reported net income of $1,279 million for the second quarter ended April 30, 2007, up $161 million, or 14%, from a year ago. Diluted EPS were $.98, up 15%. ROE was 23.5%, compared to 23.0% a year ago. This growth was largely attributable to strong results across most of our banking and wealth management businesses, reflecting higher balances and client volumes. This growth was partially offset by lower results in Capital Markets, which were at record levels a year ago, and higher provisions for credit losses.
Commenting on the results, Gordon M. Nixon, President & CEO, said “Our results this quarter reflected the continuing strong earnings of our Canadian Banking and Wealth Management segments, which were up 21% and 22%, respectively. Year to date, our businesses are progressing well towards our 2007 objectives.”
     Total revenue increased $547 million, or 11%, from a year ago. This increase was primarily due to solid growth in our banking and wealth management businesses, reflecting strong loan and deposit growth and higher fee-based client assets. This business growth was driven by the successful execution of our growth initiatives and continued expansion activities, including acquisitions. These factors were partially offset by lower trading revenue in our fixed income businesses, which was at near record levels a year ago.
     Non-interest expense was up $220 million, or 8%, from a year ago, largely due to an increase in client facing staff and higher variable compensation on improved commission-based revenue in Wealth Management. The increase also included higher costs in support of our growth initiatives such as the inclusion of our recent U.S. acquisitions in Capital Markets and U.S. & International Banking, Canadian and U.S. de novo branch expansion and costs related to the integration of our acquisitions incurred this quarter.
     Provision for credit losses increased $64 million, or 52%, from a year ago. The increase was largely attributable to higher provisions in our consumer loan portfolio primarily reflecting growth. Higher provisions in our business loan portfolio and lower corporate recoveries this quarter also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense (PBCAE) increased $58 million, or 9%, from the prior year. The increase mainly reflected the impact of the new financial instruments accounting standards, which was largely offset in insurance-related revenue.
     Income tax expense increased $5 million, or 1%, from a year ago. The effective income tax rate of 21.3% in the current quarter compared favourably to the effective rate of 24.0% a year ago. The lower tax rate in the current quarter was largely due to a favourable resolution of an income tax audit.
     The Tier 1 capital ratio of 9.3% was down from 9.5% a year ago. The total capital ratio of 11.7% was down 80 basis points (bps) from 12.5% a year ago.
Business Segments
Starting this quarter, we are reporting under our new business structure that includes our newly created Wealth Management segment. This new segment consists of businesses that directly serve the growing needs of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     “I believe that this organizational realignment positions us well to improve our focus in each of our target markets and grow our businesses over the next several years,” Nixon said.
Canadian Banking net income increased $107 million, or 21%, from a year ago, largely driven by strong results across most business lines. The increase was primarily attributable to strong loan and deposit growth reflecting the ongoing successful execution of our growth initiatives including branch expansion and upgrades, as well as generally favourable Canadian economic conditions. This was partially offset by higher staffing levels and costs in support of our growth initiatives, while other support costs were relatively flat due to effective cost-containment efforts. Provision for credit losses was higher compared to the prior year commensurate with portfolio growth.
     “Our focus on serving the needs of our clients and differentiating ourselves from our competitors helped deliver robust earnings growth and very strong operating leverage in our Canadian Banking segment,” Nixon said.

1	Effective November 1, 2006, results reported on a total consolidated basis are comparable to results as reported from continuing operations for the corresponding prior periods.

Wealth Management net income increased $35 million, or 22%, from a year ago, largely driven by strong results across all business lines. This increase reflected higher revenue in our brokerage, asset management and global private banking businesses due to the ongoing successful execution of our growth initiatives and generally favourable market conditions. These factors were partially offset by higher variable compensation commensurate with increased commission-based revenue and higher costs in support of business growth.
     “Based on the strong momentum of our wealth management businesses, we are confident in our ability to capitalize on global growth in this market,” Nixon said.
U.S. & International Banking net income increased $5 million, or 8%, from the prior year. The increase was largely due to higher loan and deposit volumes in the U.S., reflecting business growth and the inclusion of our recent acquisitions of Flag Financial Corporation and the AmSouth Bank branches. Strong business growth in RBC Dexia Investor Services also contributed to the increase. These factors were partially offset by higher costs in support of growth initiatives, particularly the inclusion of recent acquisitions and related integration costs incurred this quarter and de novo branch openings.
     “I am pleased that our focus and efforts to strategically grow our U.S. & International Banking businesses are producing results that we can sustain and build upon,” Nixon said.
Capital Markets net income decreased $64 million, or 15%, from the record results a year ago. Revenue (teb) was up $5 million compared to the prior year largely due to stronger equity trading and U.S. and Canadian equity origination activity, the inclusion of our recent acquisitions of RBC Carlin and RBC Daniels and higher loan syndication fees, which were largely offset by lower trading revenue in our fixed income businesses, which were at near record levels a year ago. Non-interest expense increased $47 million, or 7%, compared to a year ago due to the inclusion of our recent acquisitions and higher costs in support of our growth initiatives, which were partially offset by lower variable compensation. Recovery of credit losses was $18 million lower than a year ago. A stronger Canadian dollar had a negative impact on the translated value of U.S. dollar- and GBP-denominated earnings.
     “Capital Markets continues to be a leader in the Canadian marketplace and we are building on our success in the U.S. and global businesses,” Nixon said.
Progress on strategic goals
During the second quarter of 2007, we continued to make advances to strengthen our leadership position in Canada.
•	As an extension of our Client First approach, we recently announced a new line-up of personal deposit accounts to reward client loyalty and attract new business. The new suite of products includes the RBC High Interest eSavings Account and the RBC MultiProduct rebate.
•	RBC Dominion Securities achieved an industry-leading first, breaking through the $150 billion mark in assets under administration.
•	RBC Asset Management received the Lipper Award for the Best Overall Fund Group in Canada for having the strongest risk-adjusted performance among large fund families over a three-year period.
•	RBC Insurance won the Bank Insurance and Securities Association (BISA) Award of Excellence for innovation and leadership in providing our clients with insurance advice, choice and solutions.
In the U.S., we continued to demonstrate strong commitment to building presence in three key areas: banking, wealth management and capital markets.
•	In banking, we continued to focus on strengthening our business to serve our customer base of small businesses, business owners and professionals in the Southeast and we expanded our footprint into Alabama by acquiring 39 AmSouth Bank branches.
•	In wealth management, we announced an agreement to acquire J.B. Hanauer & Co., a private company with strengths in retail fixed income products. This acquisition closed on May 18 and will enhance our existing wealth management business in the U.S., extending our distribution network in the key markets of New Jersey, Pennsylvania and Florida.
•	In capital markets, we announced an agreement to acquire Seasongood & Mayer, LLC to strengthen our franchise as one of the leading municipal finance businesses in the U.S. We also expanded our U.S. investment banking business the consumer, industrial and health care sectors to strengthen our capability to serve middle-market and emerging growth companies.
Internationally, we continued to build on our strengths in selected markets and product areas. Recent mandates provide evidence of our significant momentum.
•	RBC Capital Markets was joint bookrunner on a $2.5 billion Maple bond issue, the largest to date. This transaction demonstrates the significant role that our global debt business plays in maintaining our position as the number one underwriter of Maple bonds.
•	RBC Capital Markets was mandated as sole lead arranger for RREEF Infrastructure’s successful bid to acquire port assets from the largest container terminal operator in the Port of New York and New Jersey. This transaction follows our lead role on a similar transaction and reinforces our position as a leading funder of essential infrastructure assets.
•	We announced the signing of a joint venture with Nassau-based Fidelity Bank & Trust International Limited to form Royal Fidelity Merchant Bank & Trust Limited. This transaction extends our growing financial services business in the Caribbean, providing greater access to the fast-growing merchant banking and corporate advisory sector in the region.
•	We were recognized as one of the world’s top brands in the second annual BrandZ Top 100 Most Powerful Brands survey by Millward Brown Optimor. We are the first Canadian company to ever make the list.
•	We were at the top of the list of the Global 100 Greenest Companies, based on research and analysis of 1,800 publicly traded companies by Innovest Strategic Value Advisors and Corporate Knights. The ranking, featured in the international edition of Newsweek magazine, includes the top 100 companies worldwide that are considered most capable of adapting to the risks and opportunities presented by climate change, relative to their peers.

Six-month performance
Six-month net income was $2,773 million, up $484 million, or 21%. Six-month diluted EPS were $2.12, up $.38, or 22%. Six-month ROE was 25.5%, up 200 bps. These results largely reflected continued strong momentum across our banking, wealth management and capital markets businesses and the favourable adjustment related to the reallocation of foreign investment capital recorded in the current period. The prior year included the negative impact of hurricane-related charges and the positive impact of a $50 million reversal of the general allowance, which were not repeated in the current year. Revenue increased $1,285 million, or 13%, primarily due to strong loan, deposit and fee-based client asset growth, as well as higher equity origination and stronger equity trading revenue in Capital Markets. Non-interest expense increased $536 million, or 9%, over the prior period largely due to higher costs in support of our business growth, including recent acquisitions, and higher variable compensation reflecting strong revenue growth in Wealth Management and Capital Markets. Provision for credit losses increased mainly reflecting lower corporate recoveries in the current period and higher specific provisions for credit losses largely commensurate with portfolio growth.
Progress toward our 2007 objectives
We established our 2007 annual objectives at the end of 2006 based on our economic and business outlooks. Year-to-date, our performance is tracking well to these objectives:

		2007 Objectives	Six-month Performance

1.	Diluted earnings per share growth	10%+	21.8%
2.	Operating leverage (1)	> 3%	3.6%
3.	Return on common equity (ROE)	20%+	25.5%
4.	Tier 1 capital ratio (2)	8%+	9.3%
5.	Dividend payout ratio	40-50%	40%

(1)	Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance expense. This is a non-GAAP measure. For further information including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Year-to-date diluted EPS growth of 21.8% and ROE of 25.5% compared favourably to our stated annual growth objectives, reflecting the strong performance of our banking and wealth management businesses. Our six-month operating leverage of 3.6% also compared well with our annual objective of greater than 3%, reflecting business growth achieved while effectively managing expenses and investing for future growth. Our capital position remains strong with a Tier 1 capital ratio of 9.3%, comfortably above our target of greater than 8%.
Compared to the first quarter of 2007
Our consolidated net income decreased $215 million, or 14%, and diluted EPS was down $.16, or 14%. ROE was 23.5%, compared to 27.3%. This decrease largely reflected lower insurance and trading revenue this quarter. Insurance results were down from the prior quarter primarily reflecting poor disability claims experience this quarter, while the prior period included the favourable impacts of an adjustment related to the reallocation of foreign investment capital and net actuarial liability adjustments. Trading revenue was down in our fixed income businesses from record levels experienced in the prior quarter. Seasonal factors such as fewer days this quarter, as well as the impact of recent acquisitions including integration-related costs, and higher provisions for credit losses also contributed to the decrease. These factors were partially offset by strong loan and deposit growth, higher merger and acquisition (M&A) fees and the favourable resolution of an income tax audit this quarter. As at April 30, 2007, the Tier 1 capital ratio of 9.3% was up from 9.2% at the end of the previous quarter. The Total capital ratio of 11.7% was up 50 bps from 11.2% last quarter.
“I am pleased with our performance in the second quarter and the efforts we have made to sustain our strong financial performance, improve our market share and grow our businesses while enhancing our commitment to our clients,” Nixon said. “I would like to recognize our employees for their outstanding contribution this quarter and thank all of our clients for continuing to choose RBC.”

SELECTED FINANCIAL HIGHLIGHTS

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except per share, number of and percentage amounts)	2007	2007	2006	2007	2006

Total revenue	$5,669	$5,698	$5,122	$11,367	$10,082
Non-interest expense	3,148	3,067	2,928	6,215	5,679
Provision for credit losses	188	162	124	350	171
Insurance policyholder benefits, claims and acquisition expense	677	516	619	1,193	1,271
Net income before income taxes and non-controlling interest in subsidiaries	1,656	1,953	1,451	3,609	2,961
Net loss from discontinued operations	–	–	(10)	–	(11)
Net income	$1,279	$1,494	$1,118	$2,773	$2,289

Selected information
Earnings per share (EPS) - basic	$0.99	$1.16	$0.86	$2.15	$1.77
Earnings per share (EPS) - diluted	$0.98	$1.14	$0.85	$2.12	$1.74
Return on common equity (ROE) (1)	23.5%	27.3%	23.0%	25.5%	23.5%
Net interest margin (2)	1.35%	1.33%	1.34%	1.34%	1.37%
Capital ratios (3)
Tier 1 capital ratio	9.3%	9.2%	9.5%	9.3%	9.5%
Total capital ratio	11.7%	11.2%	12.5%	11.7%	12.5%
Selected balance sheet and other information
Total assets	$589,076	$571,615	$502,893	$589,076	$502,893
Securities	198,509	196,851	163,991	198,509	163,991
Consumer loans	156,356	151,867	140,998	156,356	140,998
Business and government loans	69,293	67,851	57,583	69,293	57,583
Deposits	372,728	365,606	322,787	372,728	322,787
Risk-adjusted assets (3)	243,765	242,290	210,965	243,765	210,965
Assets under management	159,000	157,700	132,200	159,000	132,200
Assets under administration – RBC	560,900	561,200	498,100	560,900	498,100
– RBC Dexia IS (4)	2,119,000	2,050,000	1,832,100	2,119,000	1,832,100
Common share information
Shares outstanding (000s) – average basic	1,272,212	1,274,354	1,282,694	1,273,419	1,283,436
– average diluted	1,288,415	1,293,085	1,301,645	1,290,808	1,303,106
– end of period	1,275,327	1,275,950	1,286,064	1,275,327	1,286,064
Dividends declared per share	$0.46	$0.40	$0.36	$0.86	$0.68
Dividend yield	3.3%	3.0%	3.0%	3.1%	2.9%
Common share price (RY on TSX) - close, end of period	$57.82	$54.60	$47.84	$57.82	$47.84
Market capitalization (TSX)	73,739	69,667	61,525	73,739	61,525

Period average USD equivalent of C$1.00 (5)	.874	.861	.877	.867	.871
Period-end USD equivalent of C$1.00	.901	.850	.894	.901	.894

(1)	Average common equity and Return on common equity are calculated using month-end balances for the period.
(2)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(4)	Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) as at March 31, 2007, of the joint venture, of which we have a 50% ownership interest.
(5)	Average amounts are calculated using month-end spot rates for the period.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make such statements in this press release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2007 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational and other risks identified and discussed under the Risk management section; general business and economic conditions in Canada, the United States and other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; successful execution of our strategy; our ability to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives. Other factors that may affect future results include: the timely and successful development of new products and services; the successful expansion and new development of our distribution channels and realizing increased revenue from these channels; global capital markets activity; technological changes and our reliance on third parties to provide components of our business infrastructure; unexpected changes in consumer spending and saving habits; the possible impact on our business from disease or illness that affects local, national or global economies; disruptions to public infrastructure, including transportation, communication, power and water; the possible impact on our businesses of international conflicts and other political developments including those relating to the war on terrorism; and our success in anticipating and managing the associated risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
     Additional information about these factors can be found under the Risk management section and in our 2006 Annual Report under the Risk management and Additional risks that may affect future results sections.
Information contained in or otherwise accessible through the websites mentioned does not form a part of this press release. All references in this document to websites are inactive textual references and are for your information only.
ACCESS TO QUARTERLY RESULTS MATERIALS
Interested investors, the media and others may review this quarterly earnings release, our quarterly results slides, supplementary financial information and our Q2 2007 Report to Shareholders on our website at rbc.com/investorrelations.
Quarterly conference call and webcast presentation
The conference call is scheduled for Friday, May 25, 2007 at 1:30 p.m. (EDT). At that time, senior executives will comment on the results for the second quarter of 2007 and respond to questions from analysts and institutional investors. Interested parties can listen to our second quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/conference
via telephone at:
416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 1:20 and 1:25 p.m. (EDT). A recording of the conference call can be accessed after 5:00 p.m. (EDT) on May 25 until August 24, 2007, at 416-695-5800 or 1-800-408-3053, by entering passcode 3221749#.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Marcia Moffat, Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803
Amy Cairncross, Senior Manager, Investor Relations, amy.cairncross@rbc.com, 416-955-7809
ABOUT ROYAL BANK OF CANADA
Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. Our corporate support team enables business growth with expert professional advice and state-of-the-art processes and technology. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in North America and 34 countries around the world.